Exhibit 12.1

First BanCorp.
Computation of Ratio of Earnings to Fixed Charges

Year Ended
December 31, 2015

Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$27,716
Plus:
Fixed Charges (excluding capitalized interest)	106,934

Total earnings	$134,650

Fixed Charges:
Interest expensed and capitalized	$103,303
An estimate of the interest component within rental expense	3,631
Total Fixed Charges	$106,934
Ratio of Earnings to Fixed Charges	1.26

Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$27,716
Plus:
Fixed Charges (excluding capitalized interest)	37,684

Total earnings	$65,400

Fixed Charges:
Interest expensed and capitalized	$34,053
An estimate of the interest component within rental expense	3,631

Total Fixed Charges	$37,684

Ratio of Earnings to Fixed Charges	1.74